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                             March 15, 2022

       Man Chung Chan
       Chief Executive Officer
       Bonanza Goldfields Corp.
       37/F, Singapore Land Tower
       50 Raffles Place
       Singapore 048623

                                                        Re: Bonanza Goldfields
Corp.
                                                            Amendment No. 4 to
Registration Statement on Form 10-12G
                                                            Filed March 3, 2022
                                                            File No. 000-53612

       Dear Mr. Chan:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form 10-12G

       General

   1. We note your response to comment 1 in our February 17, 2022 letter. Please revise to remove the term
throughout the filing, as we believe the term could be materially misleading. In this
regard, we note that the tokens appear to be fungible, merely represent the right to consume
content, and the reference to theater or auditorium seating does not appear to be an apt
comparison.
   2. Refer to your response to comment 2 in our February 17, 2022 letter and previous related responses. While we do
not have any further comments at this time regarding your
                                                        responses, please
confirm your understanding that our decision not to issue additional comments should not be
interpreted to mean that we either agree or disagree with your responses, including
any conclusions you have made, positions you have taken and
 Man Chung Chan
Bonanza Goldfields Corp.
March 15, 2022
Page 2
      practices you have engaged in with respect to this matter.
3. We note your disclosure on pages 25 and 29 suggesting that your corporate structure includes variable interest entities, yet the disclosure elsewhere in your filing suggests that you do not have variable interest entities. Please confirm that you do not have any variable
      interest entities, and if so, remove references to    our variable
interest entities    in the
      filing.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.



                                                             Sincerely,
FirstName LastNameMan Chung Chan
                                                             Division of
Corporation Finance
Comapany NameBonanza Goldfields Corp.
                                                             Office of Trade &
Services
March 15, 2022 Page 2
cc:       Jenny Chen-Drake, Esq.
FirstName LastName